Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS 9.0% INCREASE IN
SALES AND A RECORD HIGH ANNUAL SALES IN 2023.

YAVNE, Israel - March 21, 2024 - G. Willi-Food International Ltd. (NASDAQ: WILC and TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2023.

Fiscal Year 2023 Highlights

•	Sales increased by 9.0% to NIS 543.3 million (US$ 149.8 million) from NIS 498.3 million (USD 1374. million) in fiscal year 2022.
•	Gross profit decreased by 15.9% from fiscal year 2022 to NIS 120.6 million (USD 33.3 million) in 2023.
•	Operating profit decreased by 54.9% from fiscal year 2022 to NIS 20.4 million (USD 5.6 million) in 2023.
•	Cash and cash equivalents balance of NIS 239.6 million (USD 66.1 million) as of December 31, 2023.
•	Basic earnings per share of NIS 2.28 (US$ 0.63).

Management Comment

Zwi Williger Chairmen & Joseph Williger CEO, commented: "We are very pleased to present our fiscal year 2023 financial results with record annual sales. Calendar year 2023 was characterized by an appreciation of the value of the Israeli shekel and worldwide increase of prices of goods worldwide compared to 2022. As a result, the Company experienced a decrease in gross profit. Also in October 7, 2024, the "Iron swords" war broke out between the State of Israel and the terror organization of Hamas in Gaza, which led to additional military conflicts on other fronts, including repeated attacks on ships in the Red Sea by the Houthis from Yemen, which caused restrictions of sailing on this route. One of the results has been an increase in transport costs of goods from the Far East, as well as significant delays in the arrival of goods from those destinations. Despite these negative effects, the Company increased its sales by expanding the range of its product portfolio and improving the visibility of its products in the stores. In parallel, the Company is working to improve the commercial terms with its customers and suppliers in order to improve its gross profit and operating profit results. The Company is also continuing the construction of the new logistics center which, in our estimation, after its completion will contribute significantly to the company's logistics capabilities and support continued growth both in terms of sales and in improving profit. Our main goals for 2024 are increasing sales by increasing the variety of products offered and by increasing the visibility and presence of our products on the shelves, improving our commercial terms with our customers and suppliers as well as continuing the construction of the new logistics center which is expected to be completed in 2025.

Fiscal 2023 Summary

Revenues for fiscal year 2023 increased by 9.0% to NIS 543.3 million (USD 149.8 million) from NIS 498.3 million (USD 137.4 million) recorded in fiscal year 2022. Sales increased mainly due to increases (i) in the range of the Company's products, (ii) in our inventory levels and its availability for the demand of our products, (iii) in the Company’s efforts to improve visibility of the Company’s line of products in stores and (iv) in advertising and promotional campaigns.

Gross profit for fiscal year 2023 decreased by 15.7% to NIS 120.6 million (USD 33.3 million), or 22.2% of revenues, from NIS 143.1 million (USD 39.4 million), or 28.7% of revenues, recorded in fiscal year 2022. The decrease in gross profit and gross margins was mainly due to increased costs of the Company’s imported products.

Selling expenses for fiscal year 2023 were NIS 74.2 million (USD 20.5 million), or 13.6% of revenues, remaining at the same level compared to NIS 74.1 million (USD 20.4 million), or 14.9% of revenues recorded in fiscal year 2022. The decrease of selling expenses as a percentage of revenues was mainly due to a decrease in advertising costs.

General and administrative expenses for fiscal year 2023 increased by 8.3% to NIS 26.1 million (USD 7.2 million), or 4.8% of revenues, from NIS 24.1 million (USD 6.6 million), or 4.8% of revenues, recorded in fiscal year 2022. The increase in general and administrative expenses was primarily due to an increase in management compensation, including grants made under the Company's option plan.

Operating profit for fiscal year 2023 decreased by 54.9% to NIS 20.4 million (USD 5.6 million), or 3.7% of revenues, from NIS 45.1 million (USD 12.4 million), or 9.0% of revenues, recorded in fiscal year 2022. The decrease in operating profit was primarily due to an increase in cost of sales.

Financial income, net, for fiscal year 2023 amounted to NIS 18.8 million (USD 5.2 million), compared to NIS  8.9million (USD 2.5 million) recorded in fiscal year 2022. Financial income, net for fiscal year 2023 comprised mainly of income from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 14.3 million (USD 3.9 million) and income from revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 5.3 million (USD 1.5 million), offset by expenses from other finance expenses in an amount of NIS 1.5 million (USD 0.4 million). Financial income, net for fiscal year 2022 comprised mainly of income from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 9.0 million (USD 2.5 million) and exchange rate differences in an amount of NIS 4.4 million (USD 1.2 million), offset by expenses from revaluation of the Company’s portfolio of securities to fair value in an amount of NIS 3.8 million (USD 1.0 million).

Willi-Food ended fiscal year 2023 with NIS 239.6 million (USD 66.1 million) in cash and cash equivalents with no debt. Net cash from operating activities in fiscal year 2023 was NIS 33.3 million (USD 9.2 million). Willi-Food's shareholders' equity at the end of December 2023 was NIS 552.2 million (USD 152.2 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate of USD 1.00 to NIS 3.627 as of December 31, 2023. The use of USD is solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2023 are presented in accordance with International Financial Reporting Standards.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements include statements regarding the timing of construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not be materialized, monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in political, economic and military conditions in Israel, particularly the recent war in Israel, and economic conditions in the Company's core markets, delays and price increases due to the attacks on global shipping routes in the Red Sea, , our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 21, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	137,466	150,607	37,901	41,524
Financial assets at fair value through profit or loss	102,163	116,762	28,167	32,192
Trade receivables, Net	160,379	165,838	44,218	45,723
Other receivables and prepaid expenses	10,164	4,956	2,802	1,366
Inventories, Net	62,475	71,929	17,225	19,832
Current tax assets	9,497	3,117	2,618	859
Total current assets	482,144	513,209	132,931	141,496

Non-current assets
Property, plant and equipment	122,222	99,216	33,698	27,355
Less -Accumulated depreciation	55,636	51,533	15,339	14,208
	66,586	47,683	18,359	13,147

Right of use asset	2,124	3,391	586	935
Financial assets at fair value through profit or loss	46,143	44,113	12,722	12,162
Goodwill	36	36	10	10
Total non-current assets	114,889	95,223	31,677	26,254

	597,033	608,432	164,608	167,750
EQUITY AND LIABILITIES
Current liabilities

Current maturities of lease liabilities	1,512	2,194	417	605
Trade payables	21,622	24,842	5,961	6,849
Employees Benefits	4,193	3,756	1,156	1,036
Other payables and accrued expenses	10,854	11,836	2,993	3,264
Total current liabilities	38,181	42,628	10,527	11,754

Non-current liabilities
Lease liabilities	694	1,284	191	354
Deferred taxes	4,868	4,198	1,342	1,156
Retirement benefit obligation	1,055	878	291	242
Total non-current liabilities	6,617	6,360	1,824	1,752

Shareholders' equity
Share capital	1,490	1,490	411	411
Additional paid in capital	172,589	171,550	47,585	47,298
Remeasurement of the net liability in respect of defined benefit	(154)	(195)	(42)	(54)
Capital fund	247	247	68	68
Retained earnings	378,691	386,980	104,408	106,694
Treasury shares	(628)	(628)	(173)	(173)
Equity attributable to owners of the Company	552,235	559,444	152,257	154,244

	597,033	608,432	164,608	167,750

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	543,262	498,325	149,783	137,393
Cost of sales	422,695	355,228	116,541	97,940

Gross profit	120,567	143,097	33,242	39,453

Operating costs and expenses:
Selling expenses	74,216	74,106	20,462	20,432
General and administrative expenses	26,110	24,117	7,199	6,649
Other income	(109)	(222)	(30)	(61)
Total operating expenses	100,217	98,001	27,631	27,020

Operating profit	20,350	45,096	5,611	12,433

Financial income	20,363	13,417	5,614	3,699
Financial expense	1,521	4,539	419	1,251
Total Finance income	18,842	8,878	5,195	2,448

Income before taxes on income	39,192	53,974	10,806	14,881
Taxes on income	7,536	12,410	2,078	3,422

Income after taxes on income	31,656	41,564	8,728	11,459

Earnings per share:
Basic / diluted earnings per share	2.28	3.00	0.63	0.83

Shares used in computation of basic/diluted EPS	13,867,017	13,867,017	13,867,017	13,867,017

Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	31,656	41,564	8,728	11,460
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	2,052	(27,495)	566	(7,581)
Net cash from continuing operating activities	33,708	14,069	9,294	3,879

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(4,605)	(**) (6,006)	(1,270)	(1,656)
Acquisition of property plant and equipment under construction	(18,941)	(**) (7,344)	(5,222)	(2,025)
Proceeds from sale of property plant and Equipment	208	351	57	97
Proceeds from sale of marketable securities, net	18,166	21,285	5,009	5,868
Net cash used in (from) continuing investing activities	(5,172)	8,286	(1,426)	2,284

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(2,408)	(2,180)	(664)	(601)
Dividend distribution	(39,945)	(54,906)	(11,012)	(15,138)
Net cash used to continuing financing activities	(42,353)	(57,086)	(11,676)	(15,739)

Decrease in cash and cash equivalents	(13,817)	(34,731)	(3,808)	(9,576)
Cash and cash equivalents at the beginning of the year	150,607	195,718	41,523	53,961
Exchange gains (losses) on cash and cash equivalents	676	(10,380)	186	(2,862)
Cash and cash equivalents at the end of the year	137,466	150,607	37,901	41,523

(*)          Convenience Translation into U.S. Dollars.
(**)        Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS		US dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES:
A. Adjustments to reconcile net profit to net cash from continuing operating activities
Decrease in deferred income taxes	670	2,181	185	601
Unrealized loss (gain) on marketable securities	(5,597)	2,985	(1,543)	823
Loss (gain) of financial liabilities at fair value through profit or loss	-	(13,960)	-	(3,849)
Depreciation and amortization	6,950	6,508	1,916	1,794
Stock based compensation reserve	1,039	790	286	218
Capital gain on disposal of property plant and equipment	(109)	(222)	(30)	(61)
Exchange (losses) gains on cash and cash equivalents	(676)	10,380	(186)	2,862

Changes in assets and liabilities:
Decrease (Increase) in trade receivables and other receivables	7,527	(17,151)	2,075	(4,729)
Decrease (increase) in inventories	9,454	(12,401)	2,607	(3,419)
Increase (decrease) in trade payables, other payables and other current liabilities	(3,547)	5,418	(978)	1,494
Cash generated from operations	15,711	(15,472)	4,332	(4,266)
Income tax paid	(13,659)	(12,023)	(3,766)	(3,315)
Net cash flows from (used in) operating activities	2,052	(27,495)	566	(7,581)

(*)          Convenience Translation into U.S. Dollars.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.